FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 29, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF REPORTS 134% GROWTH IN 1ST QUARTER PROFITS

Net sales reach R$ 7.2 billion

BRF ended the first quarter of 2013 with net sales of R$ 7.2 billion, a year-on-year increase of 13.8%. Net income rose by 134% to R$ 359 million.

Adjusted EBITDA reached R$ 852.5 million corresponding to a growth of 60.2% and equivalent to 11.8% of the Company’s net sales. All segments contributed to BRF’s improved performance, particularly the domestic markets which accounted for 78.5% of the operating result for the quarter.

Gross profit totaled R$ 1.7 billion, an increase of 26.3% and reflecting the efficient management of the cost-price ratio and control of expenses. This was achieved in spite of cost pressures that continued to impact operations during the period.

Results were positive for all balance sheet items confirming the Company’s expectations as to an improvement in outlook, set against a scenario of a more balanced market and appropriate corporate strategies. Compared to the same period in 2012, BRF’s growth and returns reported for 1Q13 benefited from the success in positioning of brands, innovation and portfolio diversification implemented during the course of 2012.

BRF invested R$ 516 million in Capex between January and March. Resources were directed to projects involving growth, efficiency and support as well as investments in biological assets.

DOMESTIC MARKET – Domestic market sales reached R$ 3.1 billion, an increase of 4.2% compared with the 1st quarter of 2012. Average prices rose 12.6%, offsetting average costs which rose 7.4%. This positive showing reflected the passing on of inflation to prices and the improvement in portfolio mix with higher value added products.

EXPORTS – Exports in 1T13 amounted to R$ 3.1 billion, 31% up on the first quarter in 2012. BRF shipped 602.1 thousand tons overseas in the period, increasing its share relative to Brazilian exporters as a whole both in relation to poultry as well as pork meats. For poultry, there was an increase of 3 percentage points against 1Q12 to an overall 47% share of Brazilian exports while in the case of pork, the gain in participation of exports was 4.2% to 46.4%.

Certain factors affected the international market in the period. These include logistics and port infrastructure problems due to above average rainfall in the South and bottlenecks at the port of Santos in the light of the high volume of grain exports.

DAIRY PRODUCTS – In the dairy products segment, sales revenue amounted to R$ 647.6 million, the result of the successful strategy for improving returns from the business through the increased value added mix and reduced dependence on UHT milks. The operating result for the segment was R$ 28.8 million on an operating margin of 4.4%.

FOOD SERVICES – The quarter was a challenging one for the food services market. The tendency for the increase in the consumption of meals away from home that has been the characteristic of the last few years suffered due to the decline in consumer confidence, the rise in food and beverage price inflation and greater personal debt levels inherent to the first few months of the year.

In spite of the adverse economic climate, the area focused on improving the level of service to transformers, presenting growth of 3.5% in revenues in relation to the preceding year and reaching R$ 365 million. The highlight for the segment was a recovery in returns, recording a gain of 3 percentage points to 14% in operating margin.

CAPITAL MARKETS – BRF’s shares reported an appreciation of 5.7% for 2013 to date on the São Paulo Stock Exchange. The Company’s ADRs trading on the New York Stock Exchange also recorded an increase of 4.7% in the same period. This contrasts with the negative variation of 7.5% of the Ibovespa, the stock index which incorporates the most liquid shares on the Brazilian exchange. The company’s market capitalization totaled R$ 38.9 billion, a growth of 23.8% in relation to 1Q12.

1st QUARTER RESULTS

R$ milllion

	1Q13	1Q12
Change %

Net Sales	7,209	6,337	14
Domestic Market	4,069	3,916	4
Exports	3,139	2,421	30
Gross Profit	1,697	1,343	26
Gross Margin	23.5%	21.2%	2.3 p.p
EBIT	531	268	98
Net Income	359	153	134
Net Margin	5.0%	2.4%	2.6 p.p.
EBITDA	804	506	59
EBITDA Margin	11.1%	8.0%	3.1 p.p.
Adjusted EBITDA	853	532	60
Adjusted EBITDA Margin	11.8%	8.4%	3.4 p.p.
EPS*	0.41	0.18	128

(*)Consolidated earnings per share (in R$), excluding treasury shares.

São Paulo, April 29, 2013

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 29, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director